Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Fax 49 11 15 55
www.coloplast.com



Information to the Copenhagen Stock Exchange no. 5/2006
Humlebæk, 27 March 2006





Coloplast has signed an offer to acquire Mentor's urology business

Coloplast has signed an offer to acquire Mentor Corporation's urology business for DKK 2,888M (USD 463M). Upon completion Coloplast will:

- Significantly enlarge the scope of its continence care division into urology and Coloplast will become a leading global supplier
- Strengthen its position in Europe and the US, thus creating a platform for further growth
- Increase its 2012 long-term sales target from DKK 13 billion (USD 2.1 billion) to DKK 15 billion (USD 2.4 billion).

The closing of the transaction is subject to customary conditions including the relevant information and consultation obligations on the part of both parties in all relevant jurisdictions. In this period Mentor has granted Coloplast exclusivity.

According to French law, a consultation with French works councils regarding acquisition of Mentor's subsidiary Porgès S.A.S. must be carried out prior to acceptance of the offer by Mentor.



Coloplast assumes clearance from authorities and the written opinion of the French works councils in order to consummate the deal by 1 June 2006. All forward-looking numbers expressed herein are based on closing 1 June 2006. The date may be subject to change.

Coloplast expands market position

Mentor's urology business includes intermittent and indwelling bladder catheters, urisheaths and urine bags for the remedy of incontinence and retention, stents and catheters for kidney drainage, endo-surgical tools for removal of stones, prostate stents and catheters, vaginal slings for restoration of continence, meshes for repair of pelvic floor weaknesses, penile implants for erectile dysfunction, testicular implants for cosmetic replacement after ablation and radioactive brachytherapy seeds for local radiation therapy of prostate cancer. The acquisition will not include Mentor's urisheath (male external catheter) business in the UK, which is in accordance with the undertakings given by Coloplast to the UK Secretary of State for Trade and Industry in 2002.

With the contemplated acquisition Coloplast will achieve a broader portfolio in the growing catheter market and will become a leading global supplier of a range of urology devices to hospitals, urology wards and



primary care providers. Coloplast has the ambition to use this new platform to grow in the expanding urology device market. Upon closing of the deal, the combined annualised gross sales of Coloplast's urology and continence care products is estimated at around DKK 3 billion (USD 0.5 billion) corresponding to approximately 39% of group sales.

The contemplated acquisition also gives Coloplast an important expansion of its business in the US market, taking annualised sales of Coloplast's urology and continence care products in this market to around DKK 700M (USD 115M) and substantially increasing its US sales force.

Coloplast's CEO, Sten Scheibye, says:
"This acquisition would significantly increase the scope of our continence care division in line with our strategy; it would allow us to provide a broad range of products to our customers. In addition it would give us a stronger base in the US and would bring long-term value creation and benefits to all our stakeholders. The transaction would clearly be a very important step towards realising our 2012 ambitions of increased value creation through global market presence and innovation leadership in all business areas."

Mentor's urology business
Mentor's urology business is a leading supplier in its specific sectors. In the fiscal year ending 31 March 2005 it posted overall sales of DKK 1,444M (USD 232M). It has sales offices in 13 countries and is present in 42 countries through distributors. Mentor's urology business has manufacturing and research operations in the United States, France, the Netherlands and the United Kingdom, and has about 1000 employees worldwide, of which 550 are in Europe. In 2005, Mentor's urology business realised a revenue growth of 14% and an operating profit margin of 11%. For the fiscal year ending 31 March 2006, Mentor's urology business expects revenue growth of 1% and an operating profit margin of 13%.

"We are excited about the prospect of a transaction with Coloplast and their vision of the potential for the urology business, its customers and its employees", commented Joshua H. Levine, President and CEO of Mentor.

Financials
Synergies from stronger purchasing power and utilization of the larger sales forces to increase sales are expected to amount to DKK 50-75M (USD 8-12M) annually commencing in 2006/07 and with full effect from 2007/08. One-time costs of integrating business systems are expected to amount to DKK 60-120M (USD 10-20M), which will be incurred during the 18 months period after closing. Transaction costs amounting to DKK 60-65M (USD 10M) will be capitalised as part of the acquisition price.

The contemplated acquisition will be EP positive after three full years and lead to an adjustment of both the financial expectations for 2005/06 and of the long-term targets. For 2005/06, sales of Coloplast's current products are still expected to grow by 10%, and the acquisition is expected to add approximately DKK 450M (USD 72M) sales in the period



1 June 2006 - 30 September 2006 bringing group sales for the year to approximately DKK 7.5 billion (USD 1.2 billion). EBIT margin will be 12-13% in 2005/06 after impact of lower margins on acquired finished goods and depreciation of acquired assets. Investments in tangible assets for the combined business are expected to be DKK 5-600M (USD 80-100M) in 2005/06. Corporate tax rate will be approximately 29%.

The contemplated acquisition will, if consummated, mean that Coloplast's targets for 2012 will change to:

- Doubling of economic profit (EP) at least every five years towards 2012 based on the 2004/05 figures (unchanged)
- Revenue of at least DKK 15 billion (USD 2.4 billion)
- An EBIT of at least 17%.

The consideration will be paid in cash and financed by a combination of bank loans and Coloplast's current liquidity. JP Morgan acted as exclusive financial advisor to Coloplast in connection to this offer.

Sten Scheibye CEO	Palle Marcus Chairman of the Board

...

Contacts:

Coloplast
Investors:
Jørgen Fischer Ravn, Investor Relations Manager, +45 4911 1308

Media:
Jens Steen Larsen, Director, Corp. Communications & IR, +45 4911 1920
Jens Tovborg Jensen, Media Relations Manager, +45 4911 1922

Mentor Corporation
Investors and media: Peter R. Nicholson, +1 805 879 6082

Coloplast
Coloplast is a leading medical device company developing, manufacturing and selling products and services within our business areas: ostomy, continence care, wound & skin care and breast care. Headquartered in Humlebaek (Copenhagen), Denmark, Coloplast employs more than 6,000 employees in 30 countries around the world. The company's website is www.coloplast.com.

Mentor Corporation
Founded in 1969, Mentor Corporation is a leading supplier of medical products for the global healthcare market. The company develops, manufactures and markets innovative, science-based products for the aesthetics, urologic specialties and clinical and consumer healthcare markets around the world. The company's website is www.mentorcorp.com.